UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2015

Commission file number: 001-20892

ATTUNITY LTD.
(Name of registrant)

16 Atir Yeda Street, Atir Yeda Industrial Park, Kfar Saba, 4464321, Israel
 (Address of principal executive office)
_____________________

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

____________________

This Form 6-K (including its exhibits, other than non-GAAP measures) is hereby incorporated by reference into: Form F-3 Registration Statements File Nos. 333-173205, 333-138044, 333-119157 and 333-122937 and Form S-8 Registration Statements File Nos. 333-122302, 333-142284, 333-164656, 333-184136 and 333-193783.

CONTENTS

Acquisition of Appfluent

On March 5, 2015, Attunity Ltd. (the "Company," "Attunity" or "we") entered into an Agreement and Plan of Merger (the "Merger Agreement") with Appfluent Technology, Inc., a Delaware corporation ("Appfluent"); Attunity Inc., a Massachusetts corporation and a wholly owned subsidiary of the Company (“Buyer”); Atlas Acquisition Sub 1, LLC (“Merger Sub 1”) and Atlas Acquisition Sub 2, LLC (“Merger Sub 2” and together with Merger Sub 1, “Merger Subs”), both of which are Delaware limited liability companies wholly owned by Buyer; and Frank Gelbart, as the Stockholders' Representative.

Appfluent, a privately owned company, is a U.S.-based provider of data usage analytics for Big Data environments, including data warehousing and Hadoop. Pursuant to the Merger Agreement, we have agreed to acquire all of the outstanding shares of Appfluent by way of a merger, with Merger Sub 2 continuing as the surviving entity and an indirect wholly owned subsidiary of Attunity.

Under the Merger Agreement, the total consideration is composed of:

•
$10.95 million (subject to working capital adjustments) payable in cash at the closing of the Merger Agreement (the "Closing"), of which $1.1 million will be held in escrow for one year following the closing (the "Escrow Amount");

•
$5.65 million which are payable in ordinary shares of the Company, reflecting a $9.71 price per share (the "PPS"), such that the Company will issue, at the Closing, approximately 582,000 ordinary shares of the Company (the "Closing Shares"), representing approximately 3.6% of the Company's outstanding shares (on a post-issuance basis), or 3.8% on a pre-issuance basis;

•
$1.4 million which will be payable in ordinary shares of the Company based on the same PPS, such that the Company will issue, eighteen (18) months following the Closing, approximately 144,000 ordinary shares of the Company (subject to adjustments, the "Holdback Shares"), representing approximately 0.9% of the Company's outstanding shares (on both a pre-issuance and post-issuance basis); and

•	milestone-based contingent payments, as follows (subject to downward adjustments):

o
For 2015 - if the revenues we recognize from sales of Appfluent products in the period between the closing and December 31, 2015 (the “2015 Revenues”) are at least $7.8 million (the “2015 Target”), we will be required to pay additional consideration equal to three (3) times the excess of the 2015 Revenues over the 2015 Target;

o
For 2016 - if the revenues we recognize from sales of Appfluent products during 2016 (the “2016 Revenues”) are at least the higher of (i) the product of the 2015 Revenues multiplied by 1.3 and (ii) $9.0 million (the “2016 Target”), we will be required to pay additional consideration equal to three (3) times the excess of the 2016 Revenues over the 2016 Target;

o
The aforesaid milestone-based contingent payments are payable, subject to certain exceptions, in cash (60%) and ordinary shares of the Company (40%), based on the average price per share over a 30-day period prior to applicable payment date (the "Earnout Shares").

The acquisition will be financed from our own working capital resources, including from the funds raised in our November 2013 public offering.

The Merger Agreement and related transaction agreements include other customary agreements and covenants, including the following:

•	We have agreed to deploy a $2.0 million retention plan (payable in cash and ordinary shares of the Company) to attract and retain certain key employees of Appfluent;

•
At Closing, we will enter into a registration rights agreement with certain Appfluent stockholders, whereby we undertake to file up to two Form F-3 registration statements to allow the holders of the Closing Shares and Holdback Shares (as well as the Earnout Shares, if any) to freely resell such shares under the Securities Act of 1933, as amended (the "Securities Act"), subject to the "lock-up" undertaking described below. In addition, certain principal Appfluent stockholders who are "accredited investors" will be entitled to piggyback registration rights for a period of six (6) months following the Closing; and

•	The Closing Shares will be subject to a "lock-up", whereby, commencing three months after the Closing, only one third (33.3%) thereof may be sold in each three-month period.

The Merger Agreement also includes customary representations and warranties by the parties, which survive the closing (and, in general, expire on the 18th month anniversary of the Closing), and indemnification provisions whereby the stockholders of Appfluent will indemnify Attunity for damages arising out of breach(es) or inaccuracies of Appfluent's or Appfluent stockholders' representations, warranties and covenants subject to certain limitations including, in general, a cap on Appfluent stockholders' obligation to indemnify Attunity equal to the Escrow Amount, Holdback Shares and 15% of the aforesaid contemplated contingent payments, if any. Similarly, Attunity agreed to indemnify the stockholders of Appfluent for damages arising out of breach(es) or inaccuracies of Attunity's representations, warranties and covenants subject to certain limitations including, in general, a cap of $3 million. The Escrow Amount and the Holdback Shares will be available to partially secure indemnity claims made by Attunity, if any.

The Merger Agreement has been approved by the board of directors and stockholders of Appfluent. The Closing is subject to customary closing conditions and is expected in the next couple of weeks.

The ordinary shares of the Company are expected to be issued in reliance on the exemption from registration pursuant to Section 4(a)(2) of the Securities Act and/or Regulation D thereunder.

A copy of the press release announcing the transaction is attached hereto as Exhibits 99.1 and is incorporated herein by reference.

Safe Harbor Statement
This report (including exhibits) contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other Federal Securities laws. Statements preceded by, followed by, or that otherwise include the words "believes", "expects", "anticipates", "intends", "estimates", "plans", and similar expressions or future or conditional verbs such as "will", "should", "would", "may" and "could" are generally forward-looking in nature and not historical facts. For example, when we discuss the expected closing of the proposed acquisition, future growth of revenues, other expected benefits of the proposed acquisition or our updated look for 2015, we use a forward-looking statement. Because such statements deal with future events, they are subject to various risks and uncertainties and actual results, expressed or implied by such forward-looking statements, could differ materially from Attunity's current expectations.

Factors that could cause or contribute to such differences include, but are not limited to: risks and uncertainties relating to acquisitions, including the proposed acquisition of Appfluent, and costs and difficulties related to integration of acquired businesses; our reliance on strategic relationships with our distributors, OEM, VAR and "go-to-market" and other business partners, and on our other significant customers; timely availability and customer acceptance of Attunity's new and existing products, including Attunity Maestro; risks and uncertainties relating to fluctuations in our quarterly operating results, which may not necessarily be indicative of future periods; changes in the competitive landscape, including new competitors or the impact of competitive pricing and products; a shift in demand for products such as Attunity's products; the impact on revenue of economic and political uncertainties and weaknesses in various regions of the world, including the commencement or escalation of hostilities or acts of terrorism; and other factors and risks on which Attunity may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. For a more detailed description of the risks and uncertainties affecting Attunity, reference is made to Attunity's latest Annual Report on Form 20-F which is on file with the Securities and Exchange Commission ("SEC") and the other risk factors discussed from time to time by Attunity in reports filed with, or furnished to, the SEC.

Except as otherwise required by law, Attunity undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Exhibits

99.1	Press Release, dated March 5, 2015: Attunity Acquires Appfluent, a Leading Provider of Strategic Solutions that Optimize the Economics and Performance of Big Data Analytics and Hadoop.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATTUNITY LTD.

By:	/s/ Dror Harel-Elkayam
Dror Harel-Elkayam
Chief Financial Officer and Secretary

Date: March 10, 2015